MELLON INSTITUTIONAL FUNDS MASTER PORTFOLIO
                             Mellon Financial Center
                                One Boston Place
                           Boston, Massachusetts 02108

                                February 3, 2006


VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
File Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re: Mellon Institutional Funds Master Portfolio (the "Trust") (File No. 811-07603)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), the Trust hereby requests the immediate withdrawal of its Registration Statement on Form N-1A (File No. 333-131345; Accession No. 0001145443-06-000157) filed with the Securities and Exchange Commission on January 27, 2006 (the "Registration Statement").

         The front cover of the Registration Statement indicated that it was being filed solely under the Investment Company Act of 1940, as amended and not under the 1933 Act. Therefore, the Registration Statement should have been filed as EDGAR Form Type POS AMI. The printer filing the Registration Statement, however, inadvertently filed it as EDGAR Form Type N-1A. The printer corrected its error in part by filing subsequently a duplicate of the Registration Statement on Form POS AMI (File No. 811-07603; Accession No. 0001145443-06-000160), also on the same day (the "Subsequent Registration Statement").

         No sales of securities have been made pursuant to the Registration Statement. Because of this EDGAR Form Type filing error, the Registrant respectfully requests that the Commission consent to withdraw the Registration Statement.

         If you have any questions or comments concerning the enclosed, please contact Christopher P. Harvey, Esq. at (617) 526-6532 or Elaine S. Kim, Esq. at
(617) 526-6685 of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the
Trust.

                                                Very truly yours,


                                                 /s/ Denise B. Kneeland
                                                -------------------------------
                                                Denise B. Kneeland
                                                Assistant Vice President